SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.      )*

NIKE, Inc.
 (Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

654106103
(Cusip Number)

Philip H. Knight
One Bowerman Drive
Beaverton, Oregon 97005
(503) 671-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 128,500,000, which constitutes approximately 15.0% of the 856,141,324 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

1.           Name of Reporting Person:

Swoosh, LLC

2.           Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.           SEC Use Only

4.           Source of Funds: OO (See Item 3)

5.           Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.           Citizenship or Place of Organization:  Delaware

7.           Sole Voting Power:  -0-
Number of
Shares
Beneficially                      8.           Shared Voting Power:  -0-
Owned By
Each
Reporting                      9.           Sole Dispositive Power:  -0-
Person
With
10.           Shared Dispositive Power:  -0-

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:

128,500,000 (1)

12.           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.           Percent of Class Represented by Amount in Row (11): 15.0% (1)

14.           Type of Reporting Person:  OO
--------------
(1)  Assumes the conversion of 128,500,000 shares of NIKE, Inc. Class A Common Stock, no par value, into shares of NIKE, Inc. Class B Common Stock, no par value.  The Class A Common Stock is convertible at any time into shares of Class B Common Stock on a one-for-one basis.  Pursuant to Rule 13d-3(b)(1)(i), the number of shares of Class B Common Stock deemed to be outstanding is 856,141,324.

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the Class B Common Stock, no par value, of NIKE, Inc. (the "Issuer" or “NIKE”) (the "NIKE Class B Stock").  The principal executive offices of the Issuer are located at One Bowerman Drive, Beaverton, Oregon 97005-6453.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Swoosh, LLC, a Delaware limited liability company ("Swoosh" or the “Reporting Person”).

(b)-(c)

Reporting Person

Swoosh

Swoosh is a Delaware limited liability company, the principal business of which is to own and manage the shares of NIKE Class A Common Stock, no par value (the “NIKE Class A Stock”) contributed to Swoosh by Philip H. Knight, as described herein.  The principal address of Swoosh, which also serves as its principal office, is Attention: Philip H. Knight, One Bowerman Drive, Beaverton, Oregon 97005.

Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of Swoosh are as follows:

	RESIDENCE OR	PRINCIPAL OCCUPATION
NAME	BUSINESS ADDRESS	OR EMPLOYMENT

Philip H. Knight (“PHK”)	One Bowerman Drive	Chairman of the Board of NIKE
Beaverton, Oregon 97005

Mark G. Parker	One Bowerman Drive	Chief Executive Officer of
	Beaverton, Oregon 97005	NIKE

Alan B. Graf, Jr.	942 South Shady Grove Road	Executive Vice President and
	Memphis, Tennessee 38120	Chief Financial Officer of
FedEx Corporation

John J. Donahoe II	2065 Hamilton Avenue	President and Chief Executive
	San Jose, California 95125	Officer of eBay, Inc.

As described in Items 4 and 6, PHK serves as a director of Swoosh holding two board seats and two votes on the Swoosh board of directors.  PHK also serves as President, Secretary and Treasurer of Swoosh.  Messrs. Parker, Graf and Donahoe serve as directors of Swoosh.

As described in Item 6, two persons serve as Protectors of Swoosh and, in such capacity, have the right, acting together, to remove and replace up to two “Independent Directors” (as defined in Item 4 below) of Swoosh during any consecutive 24-month period.  The name, business or residence address, and principal occupation or employment of each Protector is set out below.  The inclusion of information regarding the Protectors in this Item 2 shall not be deemed an admission that the Protectors, either individually or together, are controlling persons of Swoosh.

	RESIDENCE OR	PRINCIPAL OCCUPATION
NAME	BUSINESS ADDRESS	OR EMPLOYMENT

Mark A. Wolfson	2885 Sand Hill Road, Suite 100	Co-Founder and Managing Partner of
	Menlo Park, California 94025	Jasper Ridge Partners, L.P.

Rodolfo ("Rudy") Chapa	3414 SE Oak Street	Principal of Quixote Investments
Portland, Oregon 97214

Jasper Ridge Partners, L.P. (“Jasper Ridge”) is a Delaware limited partnership and an investment advisory firm registered under the Investment Advisers Act of 1940, as amended. The principal business of Jasper Ridge is serving as the investment manager to certain entities and managed accounts.  The principal address of Jasper Ridge, which also serves as its principal office, is 201 Main Street, Suite 1000, Fort Worth, Texas 76102.

Quixote Investments invests for its own account in real estate, startup and private equity ventures, and publicly traded securities.

(d)  None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person has expended no funds to acquire shares of the NIKE Class B Stock.  The Reporting Person owns shares of the NIKE Class A Stock, which are convertible at any time into shares of the NIKE Class B Stock on a one-for-one basis.  All shares of the NIKE Class A Stock owned by the Reporting Person were contributed to the Reporting Person by PHK in exchange for all of the outstanding voting and nonvoting units of Swoosh.  See Item 6 for a description of the outstanding units of Swoosh.

ITEM 4.  PURPOSE OF TRANSACTION.

On June 30, 2015, in exchange for all of the outstanding voting and non-voting units of Swoosh, PHK transferred to Swoosh as a capital contribution 128,500,000 shares of the NIKE Class A Stock to provide for the holding, voting and management of the NIKE Class A Stock in accordance with the terms of the amended and restated limited liability company agreement of Swoosh (the “Swoosh Agreement”).  PHK and Swoosh Holdings, LLC, a Delaware limited liability company wholly-owned by PHK (“Swoosh Holdings”) (which received all of the non-voting units of Swoosh on behalf of PHK in connection with his contribution of a portion of the shares of the NIKE Class A Stock to Swoosh), are currently the only members of Swoosh.  See Item 6 for a description of the outstanding units of Swoosh.

Board of Directors of Swoosh

Also on June 30, 2015, PHK designated himself and each of Mark G. Parker, Alan B. Graf, Jr., and John J. Donahoe II, all of whom are current directors of NIKE, as the initial members of the Board of Directors of Swoosh (the “Swoosh Board”).  Mr. Parker also serves as the Chief Executive Officer of NIKE.  The Swoosh Agreement provides that the Swoosh Board will exercise general management authority over Swoosh pursuant to the terms of the Swoosh Agreement, including with respect to the voting, disposition and conversion of the NIKE Class A Stock owned by Swoosh.  See Item 6 for a description of the Swoosh Agreement.

As more fully described in Item 6, the Swoosh Board consists of five board seats, each with one vote.  Under the Swoosh Agreement, each of Messrs. Parker, Graf and Donahoe (as the “Independent Directors” of Swoosh, as defined in the Swoosh Agreement) has one vote each on the Swoosh Board, while PHK initially has two votes on Swoosh Board by virtue of holding both of the “Class X Board Seats” on the Swoosh Board, as permitted under the Swoosh Agreement.  The Independent Directors will be elected by the Independent Directors.  Directors for the two Class X Board Seats will be elected by vote of holder(s) of the voting units of Swoosh, as described in Item 6.

Holding of NIKE Class A Stock by Swoosh

PHK is the co-founder and current Chairman of the Board of NIKE.  PHK personally formed Swoosh pursuant to the Swoosh Agreement and has contributed 128,500,000 shares of the NIKE Class A Stock to Swoosh.  The NIKE Class A Stock owned by Swoosh represents approximately 15% of the total outstanding shares of NIKE common stock.  As discussed below, Swoosh’s ownership of NIKE Class A Stock entitles it to elect seventy-five percent (75%) of the board of directors of NIKE.  PHK believes that Swoosh’s ownership of a majority of the NIKE Class A Stock will provide continuity of knowledge and expertise with respect to the continued management and vision of NIKE in connection with the succession of ownership of the NIKE Class A Stock.  Accordingly, the Swoosh Board will be entitled, but not obligated, to cause Swoosh to retain ownership of the shares of the NIKE Class A Stock owned by Swoosh and to preserve the current voting rights of the NIKE Class A Stock in the interest of maintaining the long-term benefits of that structure to NIKE and Swoosh. Nothing in the Swoosh Agreement will be deemed to establish a presumption in favor or against any particular course of action with respect to the voting, holding or disposition by Swoosh of shares of the NIKE Class A Stock, or the conversion of the NIKE Class A Stock held by Swoosh into shares of NIKE Class B Stock, which matters will be entirely subject to the discretion of the Board of Directors of Swoosh pursuant to the terms of the Swoosh Agreement.  Pursuant to the Swoosh Agreement, the Swoosh Board will have no duty (including any fiduciary or similar duty) or obligation, express or implied, to (i) sell or otherwise dispose of, directly or indirectly, shares of the NIKE Class A Stock for the purposes of creating liquidity or diversification or (ii) convert the NIKE Class A Stock held by Swoosh into shares of the NIKE Class B Stock or to otherwise divest the NIKE Class A Stock of its special voting rights, except as expressly set out in Section 6.4 of the Swoosh Agreement (“sunset” provision regarding NIKE Class A Stock voting rights), as described in Item 6.

Election of NIKE Directors

As noted above, Swoosh has the power, as a result of its ownership of the shares of the NIKE Class A Stock reported herein, to elect 75% of NIKE’s board of directors, subject to the rounding factor described below.  The holders of NIKE Class A Stock and the holders of NIKE Class B Stock vote separately on the election of directors for NIKE, with the holders of NIKE Class B Stock entitled to elect 25% of the total board, rounded up to the next whole number.  The holders of the NIKE Class A Stock, voting separately, elect the remaining directors.  Holders of the NIKE Class A Stock currently elect ten of NIKE’s fourteen directors.  As long as the total outstanding shares of NIKE Class A Stock represent more than 12.5% of the total outstanding shares of NIKE common stock, NIKE Class A shares and NIKE Class B shares will vote separately in the election of directors of NIKE.  The total outstanding shares of the NIKE Class A Stock currently represent approximately 20.7% of the total outstanding shares of NIKE common stock.

Pursuant to Section 6.3 of the Swoosh Agreement, so long as (i) Swoosh owns, or exercises voting control over, any securities of NIKE entitled to vote for the election of directors of NIKE, and (ii) shares of the common stock of NIKE are traded on a National Securities Exchange, Swoosh will vote such securities for the election of a majority of directors to the NIKE board of directors who (A) qualify as “independent directors” under the listing standards of the National Securities Exchange that is the primary market for NIKE common stock and (B) are independent of PHK and any of his direct descendants.  A person will be deemed, for purposes of Section 6.3 of the Swoosh Agreement, to be independent of PHK and any of his direct descendants if the Swoosh Board determines in good faith that the person does not have any material financial, transactional, personal or familial relationship to PHK or any of his direct descendants, with “material” for this purpose meaning a standard of relationship (financial, personal or otherwise) that a reasonable person might conclude would influence a director’s objectivity in a manner that would have a meaningful impact on the director’s ability to satisfy requisite fiduciary standards on behalf of all NIKE shareholders.

NIKE Directors May Serve on the Swoosh Board

As noted in Item 2, Messrs. Parker, Graf and Donahoe are directors of Swoosh and serve on the NIKE board of directors and Mr. Parker is the Chief Executive Officer of NIKE.  As more fully described in Item 6, the Swoosh Agreement provides that there shall be a non-binding preference for those persons appointing or electing Independent Directors to appoint or elect as Independent Directors two or three directors of NIKE and zero or one individual who is not a director of NIKE (but who may be a former NIKE director).  The Swoosh Agreement provides that in the event any directors or officers of Swoosh who are also directors or officers of NIKE determine that they have a conflict of interest with respect to any matter involving NIKE and/or its public shareholders, on the one hand, and Swoosh and/or its members, on the other hand, (1) their duty to NIKE and/or its public shareholders, in their roles and capacities as directors or officers of NIKE, shall supersede any duty to Swoosh and/or its members, (2) any acts, failures to act, or decisions that they may take in their roles and capacities as directors or officers of NIKE shall not be a breach of any duty or obligation to Swoosh or its members, (3) they shall inform Swoosh in writing of any such conflict of interest promptly following their determination that the conflict exists and (4) they may, but shall not be required, to recuse themselves from any vote of Swoosh and any such recusal shall not be a breach of any duty to the Swoosh or its members.

Appointment of Travis A. Knight to NIKE Board of Directors

As previously reported by NIKE, the NIKE board of directors has appointed Travis A. Knight (“TAK”) to the NIKE board.  TAK is the son of PHK.

Possible Transfer of Interests in Swoosh to TAK

PHK and Swoosh Holdings are the only members of Swoosh.  PHK owns all voting units of Swoosh (representing a 10% equity interest in Swoosh) and Swoosh Holdings owns all non-voting units of Swoosh (representing a 90% equity interest in Swoosh).  As more fully described in Item 6, holders of the voting units of Swoosh (the “Class X Units”) elect directors to two of the five seats on the Swoosh Board (the “Class X Board Seats”).  One individual may hold both Class X Board Seats, and both are currently held by PHK.  PHK has informed the Swoosh Board that he may (but has no agreement or obligation to) transfer some or all of the Class X Units to TAK, with any such transfer, if it is undertaken, possibly occurring as early as mid-2016.  If the transfer of Class X Units to TAK were to happen, it is likely that TAK would be appointed to one or two of the Class X Board seats at that time, and it is possible he may be appointed to one of the Class X Board seats prior to that time.

Possibility of PHK Resigning as Chairman of the Board of NIKE and Assuming a Non-Voting Role on NIKE Board

PHK has also informed the Swoosh Board and the board of NIKE that he may (but has no agreement or obligation to) resign as Chairman of the Board of NIKE contemporaneously with the transfer by PHK to TAK of a majority of Class X Units, if such a transfer occurs.  If PHK resigns as chairman of the NIKE board he will seek to have an ongoing role with NIKE, including serving in a non-voting capacity on the NIKE board, subject to approval of the NIKE board of directors.  PHK has recommended to the NIKE board that his successor as Chairman of the Board of NIKE be Mark G. Parker, NIKE’s current Chief Executive Officer, a current member of the board of directors of NIKE and an Independent Director of Swoosh.

Except as set forth in this Item 4, Swoosh has no present plans or proposals that relate to or that would result in any of the actions specified in Clauses (a) – (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  Pursuant to Rule 13d-3 of the Act, Swoosh is deemed to own beneficially 128,500,000 shares of the NIKE Class B Stock as a result of Swoosh’s ownership of 128,500,000 shares of NIKE Class A Stock, which is convertible at any time on a one-for-one basis into shares of the NIKE Class B Stock.  The 128,500,000 shares of the NIKE Class B Stock that Swoosh is deemed to own beneficially constitutes approximately 15.0% of the 856,141,324 shares of the NIKE Class B Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

(b)  Swoosh has no voting or dispositive power over any shares of the NIKE Class B Stock.

(c)  On June 30, 2015, PHK contributed 128,500,000 shares of NIKE Class A Common Stock to Swoosh as a capital contribution pursuant to the amended and restated limited liability company agreement of Swoosh.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in Item 2 have effected any transactions in the NIKE Class B Stock during the past 60 days.

(d)  The Reporting Person affirms that, to the best of its knowledge, no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such person.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    On June 30, 2015, PHK, Swoosh Holdings and Swoosh entered into the amended and restated limited liability company agreement of Swoosh (previously defined herein as the “Swoosh Agreement”).  The description of the Swoosh Agreement contained herein is not, and does not purport to be, complete and is qualified in its entirety by reference thereto.  A copy of the Swoosh Agreement is attached hereto as Exhibit 99.1.  All capitalized terms used in this Item 6 that are not otherwise defined have the meanings assigned to them in the Swoosh Agreement.

Ownership of Swoosh

PHK and Swoosh Holdings are the only owners of units of Swoosh.  In consideration of his contribution of shares of the NIKE Class A Stock to Swoosh, PHK received Class X Units (voting units), which represent 10% of the equity units of Swoosh, and Swoosh Holdings received Class Y Units (non-voting units), which represent 90% of the equity units of Swoosh.  The Class Y Units have no voting rights except to the extent required by Delaware law and under limited circumstances in connection with amendments of the Swoosh Agreement, as provided therein.

Board of Directors of Swoosh

On June 30, 2015, PHK, acting pursuant to the Swoosh Agreement, appointed a Board of Directors of Swoosh to exercise management authority over Swoosh.  The Swoosh Board consists of five board seats, three of which are classified as Independent Board Seats and two of which are classified as Class X Board Seats.  Each holder of a Swoosh board seat is entitled to one vote.  All board seats must be held by natural persons, provided that the two Class X Board Seats may be held by the same person.  PHK currently holds both Class X Board Seats.  The presence at a meeting of the Board of Directors of at least two Independent Directors and one Class X Director constitutes a quorum for the transaction of business, and any action of the Board requires the approval of a majority of votes cast by members of the Board of Directors present at a meeting at which a quorum is present.

The Board of Directors of Swoosh manages the business and affairs of Swoosh pursuant to the terms of the Swoosh Agreement.  The voting, and any sale or other disposition of any interest in the shares of the NIKE Class A Stock held by Swoosh, or the conversion of shares of the NIKE Class A Stock into shares of the NIKE Class B Stock, requires the approval of the Board of Directors of Swoosh.

Election of Directors of Swoosh

Pursuant to Section 7.6(b) of the Swoosh Agreement, the two Class X Directors of Swoosh will be elected by a plurality of the votes cast for each Class X Board Seat at an annual meeting of the holders of Class X Units or by unanimous written consent of the holders of the Class X Units in lieu of a meeting.  Section 7.6(b) also provides that any or all of the Class X Directors may be removed, at any time, with or without cause, and replaced by the holders of a majority of the Class X Units, subject to Section 7.6(d).  Under Section 7.6(d) of the Swoosh Agreement, one Class X Director may, from time to time, be removed at any time with or without cause, and replaced upon the approval of two Independent Directors and both Protectors; however, this removal and replacement right may be exercised only with respect to one Class X Board Seat at a time (i.e., the Class X Members shall at all times have the right to elect and replace a Director holding one Class X Board Seat).

The three Independent Directors of Swoosh will elect the Independent Directors of Swoosh.  Elections of Independent Directors will occur at an annual meeting of the Independent Directors or by written consent in lieu of a meeting, subject to the right of the Protectors, as described below, to remove, at any time, with or without cause, and replace up to two Independent Directors during any 24-month period.  The election of Independent Directors at annual meetings of the Independent Directors may consist of the re-election of any or all of the current Independent Directors.  Subject to certain restrictions set forth in Section 8.2 of the Swoosh Agreement, the Independent Directors have the right to remove at any time, with or without cause, and replace each other by majority vote of the Independent Directors.

In electing or appointing Independent Directors, there shall, pursuant to Section 8.4 of the Swoosh Agreement, be a non-binding preference for the Independent Board Seats to be filled by two or three directors of NIKE and zero or one individual who is not a director of NIKE (but who may be a former NIKE director).  The considerations set forth in Section 8.4 of the Swoosh Agreement are precatory only, and the failure to appoint or elect Directors to the Independent Board Seats who satisfy the preferences expressed therein will not in any way impair or restrict the status or authority of any Independent Director who fails to satisfy such preferences either at the time of his or her appointment or election or thereafter.

Swoosh Protectors

At the time of the appointment of the Swoosh Board, PHK also designated two individuals as Protectors under the Swoosh Agreement.  Mark A. Wolfson was designated as the “Primary Protector” and Rodolfo ("Rudy") Chapa was designated as the “Deputy Protector.”  The Protectors may, in accordance with the procedure set forth in Section 9.2 of the Swoosh Agreement, remove up to two of the Independent Directors, with or without cause, during any consecutive 24-month period and appoint a new Independent Director or Directors to fill any vacancy thus created.  The removal and replacement of an Independent Director must be initiated in writing by the Primary Protector and requires the written approval of the Deputy Protector.  Each Protector is required under the Swoosh Agreement to name his successor and will serve until his death, resignation or Disability unless removed pursuant to the procedures set forth in Section 9.3 of the Swoosh Agreement.

One Protector may be removed under a Collective Protector Removal Notice delivered to Swoosh pursuant to Section 9.3 of the Swoosh Agreement and signed by (a) two Independent Directors, (b) both Class X Directors (or by one Class X Director if one individual holds both Class X Board Seats) and (c) either (x) the Deputy Protector (in the case of the removal of the Primary Protector) or (y) the Primary Protector (in the case of the removal of the Deputy Protector).

Actions Regarding Securities of NIKE

As described in Item 4, pursuant to Section 6.3 of the Swoosh Agreement, so long as (i) Swoosh owns, or exercises voting control over, any securities of NIKE entitled to vote for the election of directors of NIKE, and (ii) shares of the common stock of NIKE are traded on a National Securities Exchange, Swoosh will vote such securities for the election of a majority of directors to the NIKE board of directors who (A) qualify as “independent directors” under the listing standards of the National Securities Exchange that is the primary market for NIKE common stock and (B) are independent of PHK and any of his direct descendants.

Conversion of NIKE Class A Stock

Section 6.4 of the Swoosh Agreement provides that upon the 35th anniversary of the date of the Swoosh Agreement, the Board of Directors of Swoosh must utilize its best efforts promptly to convert any shares of the NIKE Class A Stock then held by Swoosh into shares of NIKE Class B Stock.

Except as set forth herein or in the Exhibit filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the capital stock of the Issuer owned by the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 – Amended and Restated Limited Liability Company Agreement of Swoosh, LLC, filed herewith.

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  June 30, 2015

SWOOSH, LLC

By:     /s/ Philip H. Knight
Philip H. Knight, President